CERTIFICATE OF QUALIFIED PERSON

Mark Willow, SME-RM 4104492

I, Mark Willow, do hereby certify that:

1.	I am Practice Leader of:

Steffen Robertson & Kirsten (U.S.), Inc. d.b.a. SRK Consulting (U.S.), Inc. 5250 Neil Road, Suite 300 Reno, Nevada 89502-6568

2.

I graduated with Bachelor's degree in Fisheries and Wildlife Management from the University of Missouri in 1987 and a Master's degree in Environmental Science and Engineering from the Colorado School of Mines in 1995. I have worked as Biologist/Environmental Scientist for a total of 20 years since my graduation from university. My relevant experience includes environmental due diligence/competent persons evaluations of developmental phase and operational phase mines through the world, including small gold mining projects in Panama, Senegal, Peru and Colombia~ open pit and underground coal mines in Russia; several large copper mines and processing facilities in Mexico; and a mine/coking operation in China. My Project Manager experience includes several site characterization and mine closure projects. I work closely with the U.S. Forest Service and U.S. Bureau of Land Management on several permitting and mine closure projects to develop uniquely successful and cost effective closure alternatives for the abandoned mining operations. Finally, I draw upon this diverse background for knowledge and experience as a human health and ecological risk assessor with respect to potential environmental impacts associated with operating and closing mining properties, and have experienced in the development of Preliminary Remediation Goals and hazard/risk calculations for site remedial action plans under CERCLA activities according to current U.S. EPA risk assessment guidance.

3.

I am a Registered Member of the Society for Mining, Metallurgy and Exploration (SME) No. 4104492. In addition, I am a Certified Environmental Manager (C.E.M.) in the State of Nevada (#1832) in accordance with Nevada Administrative Code (NAC) 459.970 through 459.9729. Before any person consults for a fee in matters concerning: the management of hazardous waste; the investigation of a release or potential release of a hazardous substance; the sampling of any media to determine the release of a hazardous substance; the response to a release or cleanup of a hazardous substance; or the remediation soil or water contaminated with a hazardous substance, they must be certified by the Nevada Division of Environmental Protection, Bureau of Corrective Action;

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.

I am responsible for the preparation of Section 20 of the technical Report titled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" dated effective 23 May 2012 and amended on 17 January 2014 (the "Technical Report"). I visited the MacArthur site on January 20, 2012 and on April14, 2012.

6.	I have not had prior involvement with the property that is the subject of the Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

8.	I have read NI 43-101 and Form 43-101Fl, and the Technical Report has been prepared in compliance with that instrument and form.

9.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

10.

As of May 23, 2012 (revised January 17, 2014) to the best of my knowledge, information and belief, Section 20 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 17th Day of January 2014.